Exhibit 99.2

LEGEND BIOTECH CORPORATION

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

		Nine months ended September 30,
		2021	2020
	Notes	(Unaudited)	(Unaudited)

		(US$ in thousands, except per share data)
REVENUE	4	50,797	34,893
Other income and gains	4	2,316	5,315
Research and development expenses		(226,843)	(165,226)
Administrative expenses		(29,797)	(13,976)
Selling and distribution expenses		(49,731)	(25,389)
Other expenses		(6,918)	(1,331)
Fair value loss of warrant liability	15	(37,400)	—
Fair value loss of convertible redeemable preferred shares	14	—	(79,984)
Finance costs		(298)	(4,169)

LOSS BEFORE TAX	5	(297,874)	(249,867)
Income tax (expense)/credit	6	(1)	4,217

LOSS FOR THE PERIOD		(297,875)	(245,650)

Attributable to:
Equity holders of the parent		(297,875)	(245,650)

LOSS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT
Ordinary shares—basic and diluted	7	(1.07)	(1.08)

OTHER COMPREHENSIVE INCOME
Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Exchange differences:
Exchange differences on translation of foreign operations		6,129	(799)
Net other comprehensive income/(loss) that may be reclassified to profit or loss in subsequent periods		6,129	(799)

OTHER COMPREHENSIVE INCOME/(LOSS) FOR THE PERIOD, NET OF TAX		6,129	(799)

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD		(291,746)	(246,449)

Attributable to:
Equity holders of the parent		(291,746)	(246,449)

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

LEGEND BIOTECH CORPORATION

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS AT SEPTEMBER 30, 2021 AND CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS AT DECEMBER 31, 2020

	Notes	September 30, 2021	December 31, 2020
		US$’000	US$’000
		(Unaudited)
NON-CURRENT ASSETS
Property, plant and equipment	8	141,071	113,091
Advance payments for property, plant and equipment		1,766	224
Right-of-use assets		7,561	8,009
Other non-current assets		4,573	3,973
Intangible assets		5,432	2,852

Total non-current assets		160,403	128,149

CURRENT ASSETS
Inventories		1,634	1,800
Trade receivables	9	1,501	74,978
Prepayments, other receivables and other assets		13,838	10,007
Financial assets measured at amortized cost	10	29,849	—
Financial assets at fair value through profit or loss	11	50,040	—
Pledged deposits	12	456	384
Time deposits	12	217,710	50,000
Cash and cash equivalents	12	338,334	455,689

Total current assets		653,362	592,858

Total assets		813,765	721,007

CURRENT LIABILITIES
Trade and notes payables	13	11,593	5,238
Other payables and accruals		87,445	99,168
Lease liabilities		1,116	1,464
Government grants		299	283
Warrant liability	15	119,100	—
Contract liabilities		55,816	55,014

Total current liabilities		275,369	161,167

NON-CURRENT LIABILITIES
Contract liabilities		237,219	275,071
Lease liabilities		1,865	1,909
Other non-current liabilities		991	554
Interest-bearing loans and borrowings	16	70,540	—
Government grants		1,915	2,051

Total non-current liabilities		312,530	279,585

Total liabilities		587,899	440,752

EQUITY
Share capital	17	29	27
Reserve		225,837	280,228

Total ordinary shareholders’ equity		225,866	280,255

Total equity		225,866	280,255

Total liabilities and equity		813,765	721,007

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

LEGEND BIOTECH CORPORATION

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

	Attributable to equity holders of the parent
	Share capital US$’000	Share premium* US$’000	Share-based Compensation reserves* US$’000	Foreign currency translation reserve* US$’000	Accumulated losses* US$’000	Total (deficits)/ equity US$’000
As January 1, 2020	20	3,908	1,976	(1,491)	(127,282)	(122,869)
Loss for the period	—	—	—	—	(245,650)	(245,650)
Other comprehensive income:
Exchange differences on translation of foreign operations	—	—	—	(799)	—	(799)

Total comprehensive loss for the period	—	—	—	(799)	(245,650)	(246,449)
Conversion of convertible redeemable preferred shares to ordinary shares	2	240,432	—	—	—	240,434
Issuance of ordinary shares for initial public offering, net of issuance costs	4	450,081	—	—	—	450,085
Issuance of ordinary shares for initial public offering and private placement to GenScript	—	12,000	—	—	—	12,000
Equity-settled share-based compensation expense	—	—	1,696	—	—	1,696

As September 30, 2020 (Unaudited)	26	706,421	3,672	(2,290)	(372,932)	334,897

As January 1, 2021	27	708,306	6,314	(3,633)	(430,759)	280,255
Loss for the period	—	—	—	—	(297,875)	(297,875)
Other comprehensive income:
Exchange differences on translation of foreign operations	—	—	—	6,129	—	6,129

Total comprehensive income/(loss) for the period	—	—	—	6,129	(297,875)	(291,746)
Issuance of ordinary shares relating to private placement for an institutional investor	2	218,298	—	—	—	218,300
Exercise of share options	—	5,358	(1,259)	—	—	4,099
Reclassification of vested restricted share units	—	4,016	(4,016)	—	—	—
Equity-settled share-based compensation expense	—	—	14,958	—	—	14,958

As September 30, 2021 (Unaudited)	29	935,978	15,997	2,496	(728,634)	225,866

*

These reserve accounts comprise the consolidated reserve of US$225,837,000 and reserve of US$334,871,000 in the condensed consolidated statements of financial position as at September 30, 2021 and 2020, respectively.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

LEGEND BIOTECH CORPORATION

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

	Note	September 30, 2021	September 30, 2020
		US$’000	US$’000
		(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before tax		(297,874)	(249,867)
Adjustments for:
Finance income	4	(548)	(2,612)
Finance costs		298	4,169
Reversal of the impairment of trade receivables	9	(22)	(9)
Loss from disposal of property, plant and equipment		977	11
Depreciation of property, plant and equipment		8,159	6,892
Amortization of intangible assets		960	165
Depreciation of right-of-use assets		1,087	1,095
Fair value loss of warrant lability	15	37,400	—
Fair value loss of convertible redeemable preferred shares	14	—	79,984
Fair value gains on financial assets at fair value change through profit or loss	4	(40)	(40)
Foreign currency exchange loss, net		2,726	1,275
Equity-settled share-based compensation expenses		14,958	1,696
Deferred government grant		(219)	—

		(232,138)	(157,241)
Decrease in trade receivables		73,499	30,000
Increase in prepayments, other receivables and other assets		(3,656)	(3,314)
Increase in other non-current assets		(600)	—
Decrease/(increase) in inventories		166	(356)
Government grant received		79	—
Increase/(decrease) in trade and notes payables		6,355	(2,187)
Increase/(decrease) in other payables and accruals		63,795	(2,810)
Increase in other non-current liabilities		437	—
Decrease in contract liabilities		(37,050)	(31,629)
Decrease of pledged deposits, net		(72)	—

Cash used in operations		(129,185)	(167,537)
Income tax paid		(1)	(13)
Finance income received		373	652
Interest on lease payments		(105)	(155)

Net cash flows used in operating activities		(128,918)	(167,053)

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

LEGEND BIOTECH CORPORATION

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020 (CONTINUED)

	Note	September 30, 2021	September 30, 2020
		US$’000	US$’000
		(Unaudited)	(Unaudited)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment		(40,407)	(33,315)
Purchase of intangible assets		(3,555)	(710)
Proceeds from disposal of items of property, plant and equipment		26	—
Purchase of financial assets at fair value through profit or loss		(50,000)	(20,432)
Cash received from withdrawal of financial assets at fair value through profit or loss		—	19,257
Cash receipts from investment income		—	40
Purchase of financial assets measured at amortized cost	10	(29,849)	—
Addition of time deposits		(267,710)	(50,000)
Decrease in time deposits		100,000	—
Increase in pledged deposits		—	(174)

Net cash flows used in investing activities		(291,495)	(85,334)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of cash advances from related parties	20	—	(4)
Proceeds from convertible redeemable preferred shares		—	160,450
Proceeds from issuance of ordinary shares for Initial public offering, net of issuance costs		—	450,085
Proceeds from issuance of ordinary shares and warrant relating to private placement for an institutional investor		300,000	—
Proceeds from issuance of ordinary shares relating to private placement by GenScript		—	12,000
Payments of expenses for issuance convertible redeemable preferred shares		—	(2,514)
Proceeds from exercise of share option and restricted share units		4,099	—
Principal portion of lease payments		(997)	(1,799)

Net cash flows from financing activities		303,102	618,218

NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS		(117,311)	365,831
Effect of foreign exchange rate changes, net		(44)	186
Cash and cash equivalents at beginning of period	12	455,689	83,364

CASH AND CASH EQUIVALENTS AT END OF PERIOD	12	338,334	449,381

ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS
Cash and bank balances		556,500	575,370
Less: Pledged deposits		456	430
Time deposits		217,710	125,559

Cash and cash equivalents as stated in the statement of financial position	12	338,334	449,381

Cash and cash equivalents as stated in the statement of cash flows		338,334	449,381

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

LEGEND BIOTECH CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

1. CORPORATE INFORMATION

Legend Biotech Corporation (the “Company”) was incorporated on May 27, 2015 as an exempted company in the Cayman Islands with limited liability under the Companies Law of the Cayman Islands. The registered office address of the Company is PO Box 10240, Harbour Place, 103 South Church Street, George Town, Grant Cayman KY1-1002, Cayman Islands.

The Company is an investment holding company. The Company’s subsidiaries are principally engaged in research and development of biological products.

In the opinion of the Directors, the parent company of the Company is Genscript Biotech Corporation (“GenScript”), which was incorporated in the Cayman Islands on May 21, 2015 and listed on the main board of Hong Kong Stock Exchange since December 30, 2015.

2.1. BASIS OF PREPARATION

The unaudited interim condensed consolidated financial statements of the Company and its subsidiaries (collectively referred to as the “Group”) for the nine months ended September 30, 2021 have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS34”) issued by the International Accounting Standards Board (“IASB”).

The accounting policies and basis of preparation adopted in the preparation of these unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s financial statements for the year ended December 31, 2020, except for the adoption of new standards effective as of January 1, 2021 set out below. The Group has not early adopted any other standards, interpretation or amendments that has been issued but is not yet effective.

In the opinion of the Company’s management, the accompanying unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the financial position, operating results and cash flows of the Company for each of the periods presented. The results of operations for the nine months ended September 30, 2021 are not necessarily indicative of results to be expected for any other interim periods or for the year ended December 31, 2021. The condensed consolidated statement of financial position as of December 31, 2020 was derived from the audited consolidated financial statements at that date but does not include all of the disclosures required by IFRS for annual financial statements. These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the years ended December 31, 2020.

2.2. NEW STANDARDS, INTERPRETATIONS AND AMENDMENTS ADOPTED BY THE GROUP

In the nine months ended September 30, 2021, the Group has applied, for the first time, the following new and revised international financial reporting standards (“IFRS”) issued by the IASB that are mandatorily effective for the period.

Amendments to IFRS 9,
IAS 39, IFRS 7,
IFRS 4 and IFRS 16	Interest Rate Benchmark Reform – Phase 2

The prospective adoption of the above new and revised IFRSs does not have a material effect on the Group’s interim condensed consolidated financial statements.

LEGEND BIOTECH CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

3. OPERATING SEGMENT INFORMATION

IFRS 8 Operating Segments requires operating segments to be identified on the basis of internal reporting about components of the Group that are regularly reviewed by the chief operating decision-maker in order to allocate resources to segments and to assess their performance. The information reported to the directors of the Company, who are the chief operating decision makers, for the purpose of resource allocation and assessment of performance does not contain discrete operation segment financial information and the directors reviewed the financial results of the Group as a whole. Therefore, no further information about the operating segment is presented.

Geographic information

(a) Revenue from external customers

	Nine months ended September 30,
	2021	2020
	US$’000	US$’000
	(Unaudited)	(Unaudited)
North America	47,804	34,893
China	2,993	—

Total	50,797	34,893

The revenue information above is based on the locations of the customers.

(b) Non-current assets

	September 30, 2021	December 31, 2020
	US$’000	US$’000
	(Unaudited)
China	48,441	43,953
United States	103,445	78,022
Other countries	8,517	6,174

Total	160,403	128,149

The non-current asset information above is based on the locations of assets.

Information about major customer

Revenue of US$47.8 million and US$34.9 million for the nine months ended September 30, 2021 and 2020, respectively, was derived from sales to a single customer. Revenue of US$3.0 million for the nine months ended September 30, 2021 was generated from transfer of an exclusive licensing of certain patents to Nanjing Probio Biotech Co., Ltd. and its affiliates (note 20).

LEGEND BIOTECH CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

4. REVENUE, OTHER INCOME AND GAINS

An analysis of revenue is as follows:

	Nine months ended September 30,
	2021	2020
	US$’000	US$’000
	(Unaudited)	(Unaudited)
Revenue from contracts with customers
License and collaboration revenue
- Licensing of intellectual property	1,108	—
-Joint Steering Committee service (“JSC service”)	46,696	34,893
Others	2,993	—

Total	50,797	34,893

Revenue from the licensing of intellectual property and others are recognized at a point in time and revenue from JSC service is recognized overtime.

The following table shows the amounts of revenue recognized in the current reporting period that were included in the contract liabilities at the beginning of the reporting period and recognized from performance obligations satisfied in previous periods:

	Nine months ended September 30,
	2021	2020
	US$’000	US$’000
	(Unaudited)	(Unaudited)
Revenue recognized that was included in contract liabilities at the beginning of the reporting period:
License and collaboration revenue
- JSC service	41,000	34,893

	Nine months ended September 30,
	2021	2020
	US$’000	US$’000
	(Unaudited)	(Unaudited)
Revenue recognized from performance obligation satisfied in previous periods:
License and collaboration revenue
- Licensing of intellectual property	1,108	—
- JSC service	4,556	—

	5,664	—

LEGEND BIOTECH CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

4. REVENUE, OTHER INCOME AND GAINS (CONTINUED)

(i) Performance obligations

The amounts of transaction prices allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) as at September 30, 2021 and December 31, 2020 are as follows:

	September 30, 2021	December 31, 2020
	US$’000	US$’000
	(Unaudited)
Amounts expected to be recognized as revenue:
Within 1 year	55,816	55,014
1 - 2 years	55,816	55,014
2 - 3 years	55,816	55,014
3 - 4 years	55,816	55,014
After 4 years	69,771	110,029

	293,035	330,085

The amounts of transaction prices allocated to the remaining performance obligations which are expected to be recognised as revenue after one year relate to JSC service, of which the performance obligations are to be satisfied over the collaboration period, which is estimated to be 9 years from the contract inception. The amounts disclosed above do not include variable consideration which is constrained.

	Nine months ended September 30,
	2021	2020
	US$’000	US$’000
	(Unaudited)	(Unaudited)
Other income and gains
Government grants*	1,478	2,659
Finance income	548	2,612
Fair value gains on financial assets at fair value change through profit or loss	40	40
Others**	250	4

	2,316	5,315

*

The amount represents subsidies received from local government authorities to support the Group’s business. There were no unfulfilled conditions and other contingencies attached to these government grants.

**	The amount mainly represents reimbursement of depositary fees that are related to the establishment and maintenance of the ADR program.

LEGEND BIOTECH CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

5. LOSS BEFORE TAX

The Group’s loss before tax is arrived at after charging/(crediting):

	Nine months ended September 30,
	2021	2020
	US$’000	US$’000
	(Unaudited)	(Unaudited)
Reversal for the impairment of trade receivables, net (note 9)	(22)	(9)
IPO expenses	—	1,439
Employee benefit expense:
Wages and salaries	64,230	49,051
Pension scheme contributions (defined contribution schemes)	1,644	436
Equity-settled share-based compensation expense	14,958	1,242

6. INCOME TAX

The Group is subject to income tax on an entity basis on profits arising in or derived from the jurisdictions in which members of the Group are domiciled and operate.

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains.

British Virgin Islands

Under the current laws of the British Virgin Islands (“BVI”), Legend Biotech Limited (“Legend BVI”) is not subject to tax on income or capital gains. Additionally, upon payments of dividends by the Group’s subsidiaries incorporated in the British Virgin Islands to their shareholders, no withholding tax will be imposed.

Hong Kong

Under the current laws of Hong Kong, the subsidiary which operates in Hong Kong is subject to a corporate income tax (“CIT”) at a rate of 16.5% on the taxable income. Under the Hong Kong tax law, the subsidiary in Hong Kong are exempted from income tax on their foreign derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

United States of America

Under the current laws of the United States of America (“USA”), the subsidiary which operates in the United States of America is subject to federal tax at a rate of 21% and state tax at a rate of 11.5% in New Jersey. Dividends payable by the Group’s US entity, to non US resident enterprises shall be subject to 30% withholding tax, unless the respective non US resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with US that provides for a reduced withholding tax rate or an exemption from withholding tax.

Ireland

Under the current laws of Ireland, the subsidiary which operates in Ireland is subject to CIT at a rate of 12.5% on its taxable trading income. Any non-trading income is subject to CIT at a rate of 25%. Dividend withholding tax is imposed on distributions made by Irish companies at a rate of 25% with many exemptions provided.

LEGEND BIOTECH CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

6. INCOME TAX (CONTINUED)

Mainland China

Pursuant to the Corporate Income Tax Law of the PRC and the respective regulations (the “CIT Law”), the subsidiaries which operate in Mainland China are subject to CIT at a rate of 25% on the taxable income. The applicable income tax rate was 25%. Dividends, interests, rent or royalties payable by the Group’s PRC entities, to non PRC resident enterprises, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to 10% CIT, namely withholding tax, unless the respective non PRC resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with China that provides for a reduced withholding tax rate or an exemption from withholding tax.

	Nine months ended September 30,
	2021	2020
	US$’000	US$’000
	(Unaudited)	(Unaudited)
Current – United States of America	—	(3,697)
Current – Elsewhere	1	(520)

Total tax expense/(credit) for the period	1	(4,217)

7. LOSS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT

The calculation of the basic loss per share amount is based on the loss for the period attributable to ordinary equity holders of the parent, and the weighted average number of ordinary shares of 277,829,268 and 226,764,437 in issue during the nine months ended September 30, 2021 and 2020, respectively.

The calculation of the diluted earnings per share amount is based on the loss for the period attributable to ordinary equity holders of the parent. The weighted average number of ordinary shares used in the calculation is the number of ordinary shares in issue during the period, as used in the basic earnings per share calculation, and the weighted average number of ordinary shares assumed to have been issued at no consideration on the deemed exercise of all dilutive potential ordinary shares into ordinary shares.

No adjustment was made to the basic loss per share amounts presented for the nine months ended September 30, 2021 and 2020 in respect of a dilution as the impact of the outstanding share options and warrant had an anti-dilutive effect on the basic loss per share amounts presented.

The calculations of basic and diluted loss per share are based on:

	Nine months ended September 30,
	2021	2020
	US$’000	US$’000
	(Unaudited)	(Unaudited)
Losses
Loss attributable to ordinary equity holders of the parent, used in the basic earnings per share calculation	(297,875)	(245,650)

	Number of shares Nine months ended September 30,
	2021	2020
	(Unaudited)	(Unaudited)
Shares
Weighted average number of ordinary shares in issue during the period used in the basic earnings per share calculation	277,829,268	226,764,437

LEGEND BIOTECH CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

8. PROPERTY, PLANT AND EQUIPMENT

During the nine months ended September 30, 2021, the Group acquired items of property, plant and equipment with a cost of US$40.5 million (for the nine months ended September 30, 2020: US$35.5 million), among which, the charge from a customer under a license and collaboration agreement amounted to US$8.0 million (for the nine months ended September 30, 2020: US$7.9 million).

9. TRADE RECEIVABLES

	September 30, 2021	December 31, 2020
	US$’000	US$’000
	(Unaudited)
Trade receivables	1,501	75,000
Less: Impairment of trade receivables	—	(22)

	1,501	74,978

The Group’s trading terms with its customers are mainly on credit. The credit period is 30 to 75 days. The Group seeks to maintain strict control over its outstanding receivables and overdue balances are reviewed regularly by management. Trade receivables are non-interest-bearing. The Group has concentration of credit risk as 100% of trade receivables were due from an exclusive licensing of certain patents to Nanjing Probio Biotech Co., Ltd. and its affiliates as at September 30, 2021.

Movements in the loss allowance for impairment of trade receivables were as follows:

Total
US$’000
At January 1, 2021	22
Impairment losses reversed	(22)
Impairment losses recognised	—

At September 30, 2021 (Unaudited)	—

At January 1, 2020	9
Impairment losses reversed	(9)
Impairment losses recognised	22

At December 31, 2020	22

10. FINANCIAL ASSETS MEASURED AT AMORTIZED COST

	September 30, 2021	December 31, 2020
	US$’000	US$’000
	(Unaudited)
Financial assets measured at amortized cost	29,849	—

Financial assets measured at amortized cost was related to commercial paper issued by a financial institution with principal amount of US$30.0 million, discounted bid yield of 0.5% per annum and one year maturity date as June 1, 2022.

LEGEND BIOTECH CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

11. FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

	September 30, 2021	December 31, 2020
	US$’000	US$’000
	(Unaudited)
Financial assets at fair value through profit or loss	50,040	—

Financial assets at fair value through profit or loss were related to investments in wealth management products as at 30 September 2021. They were mandatorily classified as financial assets at fair value through profit or loss as their contractual cash flows are not solely payments of principal and interest.

12. CASH AND CASH EQUIVALENTS AND PLEDGED DEPOSITS

	September 30, 2021	December 31, 2020
	US$’000	US$’000
	(Unaudited)
Cash and bank balances	556,500	506,073
Less: pledged deposits	(456)	(384)
time deposits	(217,710)	(50,000)

Cash and cash equivalents	338,334	455,689

Denominated in USD	326,481	451,165
Denominated in RMB	9,200	4,335
Denominated in EUR	2,653	189

Cash and cash equivalents	338,334	455,689

The cash and cash equivalents of the Group denominated in Renminbi (“RMB”) amounted to US$9.2 million and US$4.3 million in the condensed consolidated statements of financial position as at September 30, 2021 and December 31, 2020, respectively. The RMB is not freely convertible into other currencies, however, under Mainland China’s Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for other currencies through banks authorized to conduct foreign exchange business.

The pledged deposit as at September 30, 2021 was pledged for credit card facilities. The pledged deposit as at December 31, 2020 was pledged for issuing bank notes payables to suppliers of the Group and for credit card facilities.

Cash at banks earns interest at floating rates based on daily bank deposit rates. The bank balances are deposited with creditworthy banks with no recent history of default. The carrying amounts of the cash and cash equivalents approximate to their fair values.

LEGEND BIOTECH CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

13. TRADE AND NOTES PAYABLES

	September 30, 2021	December 31, 2020
	US$’000	US$’000
	(Unaudited)
Trade payables	11,593	4,911
Notes payables	—	327

	11,593	5,238

The trade payables are non-interest-bearing and are normally settled on a net 30-day term.

As at September 30, 2021 and December 31, 2020, included in the Group’s trade payables are amounts due to the Group’s related parties of US$7.7 million and US$2.1 million, respectively (note 20).

14. CONVERTIBLE REDEEMABLE PREFERRED SHARES

On March 30, 2020 and on April 16, 2020, the Company issued a total of 20,591,629 Series A convertible redeemable preferred shares (the “Series A Preference Shares”) to independent third parties, at the price of US$7.792 per share for an aggregate purchase consideration of US$160.5 million.

The key terms of the Series A Preference Shares are summarized as follows:

(1) Dividends rights

Each Series A Preference Shares holder is entitled to dividends at the rate of 8% of the Series A original issue price per annum per share shall accrue on such Series A Preference Shares. Such dividends (i) will be declared by the board of directors and paid to the holders of Series A Preference Shares each fiscal quarter, or (ii) if not declared and, with respect to any fiscal quarter, paid to the holders of Series A Preference Shares within thirty days after such fiscal quarter, such undeclared and unpaid dividends will accrue day to day from the last day of such fiscal quarter, will be cumulative and compound annually, and will only be paid upon a redemption or liquidation event or converted into ordinary shares upon an initial public offering.

(2) Conversion rights

Optional conversion

Each Series A Preference Share is convertible, at the option of the holder, at any time after the date of issuance of such Series A Preference Share, into such number of fully paid and non-assessable ordinary shares as is determined by dividing the Series A original issue price, by a conversion price equal to the lower of (i) the conversion price at the time in effect for such Series A Preference Share and (ii) the price per share that equals the lowest net price per ordinary share received by the Company in a public offering that is not a Qualified IPO.

Automatic conversion

Each Series A Preference Share will be automatically converted upon the closing of a Qualified IPO into a number of ordinary shares as is determined by dividing the Series A original issue price by a conversion price is equal to the lower of (i) the conversion price at the time in effect for such Series A Preference Share and (ii) the price per share that equals 90% of the lowest net price per ordinary share received by the Company in the Qualified IPO.

LEGEND BIOTECH CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

14. CONVERTIBLE REDEEMABLE PREFERRED SHARES (CONTINUED)

(3) Redemption rights

At any time on or after the occurrence of a Trigger Event (as defined below), each investor may require the Company to redeem the Series A Preference Shares issued to the investor and require the Company to immediately pay the investor an amount equal to the redemption price, plus 8% annualized. A “Trigger Event” means the occurrence of one or more of the following events: (A) as of September 30, 2021, the Company has not consummated a qualified IPO, (B) the Company consummates a non-Qualified IPO, (C) the License Agreement (i) is terminated as a result of a material breach by any party thereto or (ii) is amended in such a way that with (or without) the passage of time would reasonably be expected to adversely affect the value of the Company or the Series A Preference Shares in any material respect and (D) there occurs or it is discovered that there is a material adverse issue with respect to the patents, know-how and all other intellectual property owned or controlled by the Company or its affiliates and licensed to a customer under a license and collaboration agreement, which is not capable of being cured within a reasonable period.

(4) Liquidation

Upon any liquidation, dissolution or winding up of the Company (collectively, a “Liquidation Event”), before any distribution or payment shall be made to the holders of any Ordinary Shares, the holders of Series A Preference Shares will be entitled to be paid out of the assets of the Company legally available for distribution for each Series A Preference Share, an amount per Series A Preference Share equal to the sum of (i) the Series A Original Issue Price, plus (ii) any accrued but unpaid Dividends on each Series A Preference Share. If, upon any such Liquidation Event, the assets of the Company will be insufficient to make payment in full to all holders of Series A Preference Shares, then such assets (or consideration) will be distributed among the holders of Series A Preference Shares at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled.

All Series A Preferred Shares were converted into ordinary shares of the Company and all accrued but unpaid dividends were settled in the form of ordinary shares upon qualified IPO in June 2020. A fair value loss of US$80.0 million was recorded for the nine months ended September 30, 2020 due to change in fair value upon conversion.

15. WARRANT LIABILITY

On May 13, 2021, the Company entered into a subscription agreement with an institutional investor relating to the offer and sale of 20,809,850 ordinary shares of the Company, par value US$0.0001 per share, in a private placement at a purchase price of US$14.41625 per ordinary share (the “PIPE Offering”). The total proceeds from the PIPE Offering is US$300.0 million. Pursuant to the subscription agreement, the Company also agreed to issue and sell concurrently with the PIPE offering a warrant (the “Warrant”) exercisable for up to an aggregate of 10,000,000 ordinary shares (such transaction together with the PIPE Offering, the “Transactions”). The Transactions have been closed on May 21, 2021(the “Closing Date”). The Warrant is exercisable, in whole or in part, at an exercise price of US$20.00 per ordinary share, until the two-year anniversary of the Closing Date.

The Warrant is accounted for as a financial liability because the Warrant may be net share settleable at the holder’s option. The fair value of the warrant liability is assessed at US$81.7 million and is recognized upon closing of the transaction. As of September 30, 2021, its fair value is assessed at US$119.1 million. A fair value loss of US$37.4 million is recorded for the nine months ended September 30, 2021 due to change in fair value.

LEGEND BIOTECH CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

15. WARRANT LIABILITY (CONTINUED)

The movement of the warrant liability is set out as below:

Total
US$’000
At January 1, 2021	—
Issuance of the warrant liability	81,700
Fair value loss of the warrant liability	37,400

At September 30, 2021 (unaudited)	119,100

16. INTEREST-BEARING LOANS AND BORROWINGS

	Effective interest rate (%)	Maturity	September 30, 2021
			US$’000 (Unaudited)
Non-current
Loans from a collaborator	2.74	No specific maturity date	17,430
Loans from a collaborator	2.72	No specific maturity date	53,110

Total			70,540

Pursuant to the license and collaboration agreement entered into with a collaborator, the Company is entitled to receive funding advances from the collaborator when certain operational conditions are met. As a result, the Company took an initial funding advance amounting to US$17.4 million on June 18, 2021, and an additional funding advance on September 17, 2021, amounting to US$53.1 million, by reducing the same amount of other payables due to the collaborator (collectively, the “Funding Advances”).

This Funding Advances are accounted for as interest-bearing borrowings funded by the collaborator, constituted by a principal and applicable interests upon such principal. The respective interest rate of each borrowing is based on the average annual London Interbank Offered Rate (LIBOR) for U.S. Dollars as reported in the Wall Street Journal on the due date, plus 250 basis points, calculated on the number of days from the date on which the Company applied such borrowings. For the initial funding advance of US$17.4 million, interest started to accrue from June 18, 2021. For the additional funding advance of US$53.1 million, interest started to accrue from September 17, 2021.

Pursuant to the terms of the license and collaboration agreement, the collaborator may recoup the aggregate amount of Funding Advances together with interest thereon from Company’s share of pre-tax profits for the first profitable year of the collaboration program. The Company’s management estimated the loan will not be recouped by the collaborator within one year, and thus the loan was classified as a long-term liability.

LEGEND BIOTECH CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

17. SHARE CAPITAL AND SHARE PREMIUM

Shares

	September 30, 2021	December 31, 2020
	US$’000	US$’000
	(Unaudited)
Authorised:
2,000,000,000 shares of US$0.0001 each	200	200

Issued and fully paid:
290,661,844 and 266,010,256 ordinary shares of US$0.0001 each	29	27

A summary of movements in the Company’s share capital and share premium is as follows:

	Number of shares in issue	Share capital	Share premium	Total
		US$’000	US$’000	US$’000
At December 31, 2020 and January 1, 2021	266,010,256	27	708,306	708,333
Issuance of ordinary shares and warrant for an institutional investor	20,809,850	2	218,298	218,300
Exercise of share options	3,589,464	—	5,358	5,358
Vesting of RSU	252,274	—	4,016	4,016

At September 30, 2021 (Unaudited)	290,661,844	29	935,978	936,007

	Number of shares in issue	Share capital	Share premium	Total
		US$’000	US$’000	US$’000
At December 31, 2019 and January 1, 2020	200,000,000	20	3,908	3,928
Issuance of ordinary shares for initial public offering, net of issuance costs	42,377,500	4	450,081	450,085
Issuance of ordinary shares for conversion of preferred shares	20,907,282	2	240,432	240,434
Issuance of ordinary shares for private placement by GenScript	1,043,478	—	12,000	12,000
Exercise of share options	1,681,996	1	1,885	1,886

At December 31, 2020	266,010,256	27	708,306	708,333

18. NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS

(a) Major non-cash transactions

For the nine months ended September 30, 2021, the Group had non-cash additions to interest-bearing loans and borrowings of US$70.5 million which was received through the deduction of other payables to collaborator.

For the nine months ended September 30, 2021, the Group had non-cash fair value loss of US$37.4 million of warrant liability.

For the nine months ended September 30, 2021, the Group had non-cash additions to property, plant and equipment of US$11.3 million.

For the nine months ended September 30, 2021 and 2020, the Group had non-cash additions to right-of-use assets of US$0.7 million and US$0.5 million, and lease liabilities of US$0.7 million and US$0.5 million, in respect of lease arrangements for buildings, respectively.

For the nine months ended September 30, 2020, the Group had non-cash additions to finance costs of US$1.5 million and other payable of US$1.5 million, in respect of issuance costs for convertible redeemable preferred shares.

For the nine months ended September 30, 2020, the Group had non-cash fair value loss of US$80.0 million of Series A Preferred Shares.

LEGEND BIOTECH CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

18. NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)

(b) Changes in liabilities arising from financing activities

	Convertible redeemable preferred shares	Other payable to related parties	Lease liabilities
	US$’000	US$’000	US$’000
At January 1, 2021	—	—	3,373
Additions of lease liabilities	—	—	664
Changes from financing cash flows	—	—	(997)
Interest expense	—	—	105
Interest paid classified as operating cash flows	—	—	(105)
Foreign exchange movement	—	—	(59)

At September 30, 2021 (Unaudited)	—	—	2,981

At January 1, 2020	—	4	6,085
Decrease of lease liabilities	—	—	(413)
Changes from financing cash flows	160,450	(4)	(1,799)
Fair value loss of the Series A Preferred Shares	79,984	—	—
Conversion to ordinary shares	(240,434)	—	—
Interest expense	—	—	155
Interest paid classified as operating cash flows	—	—	(155)
Foreign exchange movement	—	—	115

At September 30, 2020 (Unaudited)	—	—	3,988

(c) Total cash outflow for leases

The total cash outflow for leases included in the statement of cash flows is as follows:

	Nine months ended September 30,
	2021	2020
	US$’000	US$’000
	(Unaudited)	(Unaudited)
Right-of-use assets
Within operating activities	105	155
Within financing activities	997	1,799
Short-term leases	121	—

	1,223	1,954

LEGEND BIOTECH CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

19. COMMITMENTS AND CONTINGENCIES

The Group had the following capital commitments as at September 30, 2021:

Less than one year
US$’000
(Unaudited)
Construction in progress	28,920

In September 2021, a former employee elected to enter into arbitration against Legend Biotech USA Inc. (“Legend USA”) with the American Arbitration Association , claiming such former employee was discriminated against due to her gender and wrongfully terminated in retaliation for engaging in alleged protected activity. The former employee demanded Legend USA to pay damages of approximately US$3.0 million for alleged lost pay, lost equity, damage to reputation, emotional distress and other related losses.

Management believes that the former employee’s claims above are without merit and intends to defend vigorously. At the early stage of the process, management cannot predict the ultimate outcome of the above claims, whether in whole or in part, which may result in a loss, if any. Therefore, in the opinion of management and legal counsel, an estimate of the amount or a range of reasonably possible losses cannot be made at this time. Accordingly, no provision for any liability has been made in the financial statements.

20. RELATED PARTY TRANSACTIONS

Company	Relationship
Nanjing Genscript Biotech Co., Ltd.	Company controlled by the ultimate holding company
Jiangsu Genscript Biotech Co., Ltd.	Company controlled by the ultimate holding company
Genscript (HongKong) Ltd.	Company controlled by the ultimate holding company
Genscript USA Incorporated	Company controlled by the ultimate holding company
Genscript USA Holdings Inc	Company controlled by the ultimate holding company
Nanjing Probio Biotech Co., Ltd.	Company controlled by the ultimate holding company
CUSTOMARRAY, INC.	Company controlled by the ultimate holding company

(a)	In addition to the transactions detailed elsewhere in these interim condensed consolidated financial statements, the Group had the following transactions with related parties during the period:

(i)	Sale to related parties:

	Nine months ended September 30,
	2021	2020
	US$’000	US$’000
	(Unaudited)	(Unaudited)
Nanjing Probio Biotech Co., Ltd.	2,993	—

The sale was generated from an exclusive licensing of certain patents to Nanjing Probio Biotech Co., Ltd. and its affiliates.

(ii)	Other income to related parties:

	Nine months ended September 30,
	2021	2020
	US$’000	US$’000
	(Unaudited)	(Unaudited)
Nanjing Genscript Biotech Co., Ltd.	7	—

The other income was the income for sublease to Nanjing Genscript Biotech Co., Ltd.

LEGEND BIOTECH CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

20. RELATED PARTY TRANSACTIONS (CONTINUED)

(iii)	Purchases from related parties:

	Nine months ended September 30,
	2021	2020
	US$’000	US$’000
	(Unaudited)	(Unaudited)
Nanjing Genscript Biotech Co., Ltd.	7,843	2,875
Genscript USA Incorporated	513	302
Jiangsu Genscript Biotech Co., Ltd.	154	40
Genscript USA Holdings Inc	6	—

	8,516	3,217

The transactions were made according to the terms and conditions agreed with related parties.

(iv)	Management fee:

	Nine months ended September 30,
	2021	2020
	US$’000	US$’000
	(Unaudited)	(Unaudited)
Nanjing Genscript Biotech Co., Ltd.	129	—
Genscript USA Incorporated	26	96

	155	96

The management fee was charged by related parties based on the cost of services provided.

(v)	Shared services:

During the nine months ended September 30, 2021 and 2020, Nanjing Genscript Biotech Co., Ltd. provided certain accounting, legal, IT and administrative shared services to the Group for the consideration of US$1.2 million and US$2.6 million, respectively.

(vi)	Repayment of cash advances from related parties:

	Nine months ended September 30,
	2021	2020
	US$’000	US$’000
	(Unaudited)	(Unaudited)
Genscript (HongKong) Ltd.	—	4

The above cash advances from related parties were unsecured, interest free and repayable on demand.

LEGEND BIOTECH CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

20. RELATED PARTY TRANSACTIONS (CONTINUED)

(vii)	Purchase of equipment

	Nine months ended September 30,
	2021	2020
	US$’000	US$’000
	(Unaudited)	(Unaudited)
Nanjing Genscript Biotech Co., Ltd.	—	47

The purchase of equipment was made at their respective carrying value.

(viii)	Compensation fee for termination of service agreement:

	Nine months ended September 30,
	2021	2020
	US$’000	US$’000
	(Unaudited)	(Unaudited)
Jiangsu Genscript Biotech Co., Ltd.	2,643	—

In May 2021, pursuant to a settlement agreement between the Group and Jiangsu Genscript Biotech Co., Ltd., the Group incurred compensation charges for the termination of a service agreement related to the design and construction of a lab facility.

(b)	Outstanding balances with related parties:

The Group had the following significant balances with its related parties:

(i)	Due from related parties

	September 30, 2021	December 31, 2020
	US$’000	US$’000
	(Unaudited)
Trade Receivables
Nanjing Probio Biotech Co., Ltd	1,501	—

	September 30, 2021	December 31, 2020
	US$’000	US$’000
	(Unaudited)
Other Receivables
Nanjing Genscript Biotech Co., Ltd.	34	14
Genscript USA Incorporated	12	6
Jiangsu Genscript Biotech Co., Ltd.	1	—

	47	20

LEGEND BIOTECH CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

20. RELATED PARTY TRANSACTIONS (CONTINUED)

(b)	Outstanding balances with related parties (continued):

(i)	Due from related parties (continued)

	September 30, 2021	December 31, 2020
	US$’000	US$’000
	(Unaudited)
Prepayment
Nanjing Probio Biotech Co., Ltd.	1,501	—

(ii)	Due to related parties

	September 30, 2021	December 31, 2020
	US$’000	US$’000
	(Unaudited)
Trade Payables
Nanjing Genscript Biotech Co., Ltd.	6,962	1,547
Genscript USA Incorporated	566	555
Jiangsu Genscript Biotech Co., Ltd.	136	1

	7,664	2,103

	September 30, 2021	December 31, 2020
	US$’000	US$’000
	(Unaudited)
Other Payables
Jiangsu Genscript Biotech Co., Ltd.	3,788	—
Nanjing Genscript Biotech Co., Ltd.	2,782	3,736
Genscript USA Incorporated	4	—

	6,574	3,736

	September 30, 2021	December 31, 2020
	US$’000	US$’000
	(Unaudited)
Lease Liabilities
Nanjing Genscript Biotech Co., Ltd.	321	351
Genscript USA Holdings Inc	148	582

	469	933

Except for lease liabilities with incremental borrowing rates between 2.00% and 8.89% and repayable over 5 years, other related party balances are unsecured and repayable on demand.

LEGEND BIOTECH CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

20. RELATED PARTY TRANSACTIONS (CONTINUED)

(c)	Compensation of key management personnel of the Group:

	Nine months ended September 30,
	2021	2020
	US$’000	US$’000
	(Unaudited)	(Unaudited)
Short-term employee benefits	1,404	1,155
Equity-settled share-based compensation expense	2,023	279

	3,427	1,434

21. FINANCIAL INSTRUMENTS BY CATEGORY

The carrying amounts of each of the categories of financial instruments as at the end of each of the reporting periods are as follows:

As at September 30, 2021

Financial assets

	Financial assets at amortized cost	Financial assets at fair value through profit and loss
	US$’000	US$’000
	(Unaudited)	(Unaudited)
Trade receivables	1,501	—
Financial assets included in prepayments, other receivables and other assets	709	—
Financial assets measured at amortized cost	29,849	—
Financial assets at fair value through profit and loss	—	50,040
Time deposits	217,710	—
Pledged deposits	456	—
Cash and cash equivalents	338,334	—

	588,559	50,040

Financial liabilities

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit and loss
	US$’000	US$’000
	(Unaudited)	(Unaudited)
Trade and notes payables	11,593	—
Warrant liability	—	119,100
Financial liabilities included in other payables and accruals	19,314	—
Interest-bearing loans and borrowings	70,540	—
Lease liabilities	2,981	—

	104,428	119,100

LEGEND BIOTECH CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

21. FINANCIAL INSTRUMENTS BY CATEGORY (CONTINUED)

As at December 31, 2020

Financial assets

Financial assets at amortized cost
US$’000
Trade receivables	74,978
Financial assets included in prepayments, other receivables and other assets	344
Time deposits	50,000
Pledged deposits	384
Cash and cash equivalents	455,689

581,395

Financial liabilities

Financial liabilities at amortized cost
US$’000
Trade and notes payables	5,238
Financial liabilities included in other payables and accruals	85,559
Lease liabilities	3,373

94,170

22. FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS

As at September 30, 2021 and December 31, 2020, the fair values of the Group’s financial assets or liabilities approximated to their respective carrying amounts.

Management has assessed that the fair values of cash and cash equivalents, pledged deposits, time deposits, financial assets included in prepayments, other receivables and other assets, trade receivables, trade payables and financial liabilities included in other payables and accruals approximate to their carrying amounts largely due to the short-term maturities of these instruments.

The Group’s finance department headed by the finance manager is responsible for determining the policies and procedures for the fair value measurement of financial instruments. The finance department reports directly to the finance manager. At each reporting date, the finance department analyzed the movements in the values of financial instruments and determined the major inputs applied in the valuation. The valuation was reviewed and approved by the finance manager. The valuation process and results are discussed with the directors once a year for annual financial reporting.

The fair values of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

LEGEND BIOTECH CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

22. FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS (CONTINUED)

The following table illustrates the fair value measurement hierarchy of the Group’s financial instruments:

Assets measured at fair value:

As at September 30, 2021 (Unaudited)

	Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
	US$’000	US$’000	US$’000	US$’000
Financial assets at fair value through profit or loss	—	50,040	—	50,040

Liability measured at fair value:

As at September 30, 2021 (Unaudited)

	Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
	US$’000	US$’000	US$’000	US$’000
Warrant liability	—	119,100	—	119,100

The following table lists the inputs to the binominal model used for the fair value valuation of warrant liability:

	September 30, 2021
	(Unaudited)
Underlying stock price	US$	25.28
Volatility		81.7%
Risk free rate		0.21%
Dividend		0%

During the nine months ended September 30, 2021 and 2020, there were no transfers of fair value measurements between Level 1 and Level 2 and no transfers into or out of Level 3 for both financial assets and financial liabilities.

LEGEND BIOTECH CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

23. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group’s principal financial instruments comprise cash and cash equivalents, pledged deposits, time deposits, financial assets measured at amortized cost, financial assets at fair value through profit or loss, prepayments, other receivables and other assets, warrant liability, financial liabilities included in other payables and accruals and interest-bearing loans and borrowings. The main purpose of these financial instruments is to raise finance for the Group’s operations. The Group has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations.

The main risks arising from the Group’s financial instruments are foreign currency risk, credit risk and liquidity risk. The board of directors reviews and agrees policies for managing each of these risks and they are summarized below.

Foreign currency risk

The Group has transactional currency exposures. Such exposures arise from sales or purchases by operating units in currencies other than the units’ functional currencies. Approximately 36% of the Group’s sales were denominated in currencies other than the functional currencies of the operating units making the sale in the nine months ended September 30, 2021 (Nine months ended September 30, 2020: 25%).

As at September 30, 2021 and December 31, 2020, the Group has no outstanding foreign currency forward exchange contract. At present, the Group does not intend to seek to hedge its exposure to foreign exchange fluctuations. However, management constantly monitors the economic situation and the Group’s foreign exchange risk profile and will consider appropriate hedging measures in the future should the need arise.

The following table demonstrates the sensitivity at the end of the reporting period to a reasonably possible change in the EUR and RMB exchange rate against US$, with all other variables held constant, of the Group’s loss before tax (due to changes in the fair values of monetary assets and liabilities).

	Increase/ (decrease) in the rate of foreign currency	Decrease/ (increase) in loss before tax
	%	US$’000
		(Unaudited)
Nine months ended September 30, 2021
If US$ strengthens against RMB	5	193
If US$ weakens against RMB	(5)	(193)
If US$ strengthens against EUR	5	(1,087)
If US$ weakens against EUR	(5)	1,087
Nine months ended September 30, 2020
If US$ strengthens against RMB	5	916
If US$ weakens against RMB	(5)	(916)
If US$ strengthens against EUR	5	(811)
If US$ weakens against EUR	(5)	811

LEGEND BIOTECH CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

23. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

Credit risk

The Group trades only with recognized and creditworthy third parties. It is the Group’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis and the Group’s exposure to bad debts is not significant. For transactions that are not denominated in the functional currency of the relevant operating unit, the Group does not offer credit terms without the specific approval of the Head of Credit Control.

The credit risk of the Group’s other financial assets, which comprise cash and cash equivalents, pledged deposits, time deposits, financial assets measured at amortized cost and other receivables, arises from default of the counterparty, with a maximum exposure equal to the carrying amounts of these instruments. Further quantitative data in respect of the Group’s exposure to credit risk arising from trade receivables are disclosed in note 9 to the unaudited interim condensed consolidated financial statements.

Since the Group trades only with recognized and creditworthy third parties, there is no requirement for collateral. Concentrations of credit risk are managed by debtor. The Group had certain concentrations of credit risk with respect to trade receivables, which are disclosed in note 9 to the unaudited interim condensed consolidated financial statements.

Liquidity risk

The Group monitors its risk to a shortage of funds using a recurring liquidity planning tool. This tool considers the maturity of both its financial investments and financial assets (e.g., trade receivables and other financial assets) and projected cash flows from operations.

The maturity profile of the Group’s financial liabilities as at the end of the reporting period, based on contractual undiscounted payments, is as follows:

As at September 30, 2021

	Less than 1 year US$’000	Over 1 years US$’000	Total US$’000
	(Unaudited)	(Unaudited)	(Unaudited)
Trade and notes payables	11,593	—	11,593
Other payables and accruals	19,314	—	19,314
Warrant liability	119,100	—	119,100
Interest-bearing loans and borrowings	—	70,540	70,540
Lease liabilities	1,116	1,970	3,086

	151,123	72,510	223,633

As at December 31, 2020

	Less than 1 year US$’000	Over 1 years US$’000	Total US$’000
Trade payables	5,238	—	5,238
Other payables and accruals	85,559	—	85,559
Lease liabilities	1,464	2,099	3,563

	92,261	2,099	94,360

LEGEND BIOTECH CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

23. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

Capital management

The primary objectives of the Group’s capital management are to safeguard the Group’s ability to continue as a going concern and to maintain a strong credit rating and healthy capital ratios in order to support its business and maximise shareholders’ value.

The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. The Group is not subject to any externally imposed capital requirements. No changes were made in the objectives, policies or processes for managing capital during the reporting periods.

The Group monitors capital using a gearing ratio, which is total liabilities divided by total assets. The gearing ratios as at the end of each period were as follows:

	September 30, 2021	December 31, 2020
	US$’000	US$’000
	(Unaudited)
Total liabilities	587,899	440,752
Total assets	813,765	721,007

Gearing ratio	72%	61%

24. APPROVAL OF THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The interim condensed consolidated financial statements were approved and authorized for issue by the board of directors on December 14, 2021.